UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 26, 2018

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tlf: 317-6000

Lima July 26th, 2018

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Ref: Announces the beginning of work with External Auditor

In accordance with the provisions of Resolution SMV No. 005-2014-SMV / 01, Regulation of Relevant Events and Reserved Information and by virtue of the provisions of the second part of the first paragraph of Article 38 of the Resolution CONASEV No. 103 -99-EF / 94.10, as amended by Resolution SMV N ° 016-2015-SMV / 01, hereby informing that the work of the external auditor duly appointed by the General Shareholders' Meeting, as reported in the Relevant Event dated March 27, 2018, will begin their work on Monday, August 6 of this year.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo

Stock Exchange Representative